Exhibit 4.3
Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
General
The following is a summary of the material terms of common stock and preferred stock and warrants of PLAYSTUDIOS, Inc. (the “Company”) and some of the provisions of the Company’s amended and restated certificate of incorporation (the “Certificate of Incorporation”), amended and restated bylaws (“Bylaws”), and relevant provisions of Delaware General Corporation Law (“DGCL”). The descriptions herein are not intended to be a complete summary and are qualified in their entirety by the Certificate of Incorporation, the Bylaws and the warrant-related documents, copies of which have been filed as exhibits to the Company’s Annual Report on Form 10-K, as well as relevant provisions of the DGCL. We urge you to read each of the Certificate of Incorporation, the Bylaws, the warrant related documents and the applicable provisions of the DGCL for more information.
Authorized Capitalization
The Company’s authorized capital stock consists of shares of capital stock, par value $0.0001 per share, of which:
•2,000,000,000 shares are designated as Class A common stock;
•25,000,000 shares are designated as Class B common stock; and
•100,000,000 shares are designated as preferred stock.
The Company’s Board of Directors is authorized, without stockholder approval, except as required by the listing standards of Nasdaq, to issue additional shares of capital stock.
As of February 28, 2023, there were 109,108,279 shares of Class A common stock, 16,457,769 shares of Class B common stock, and no shares of preferred stock outstanding.
Common Stock
The Company has two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion.
Dividend Rights
Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by the Board of Directors out of assets legally available.
Voting Rights
Shares of Class A common stock are entitled to one vote per share. Shares of Class B common stock are entitled to 20 votes per share. The holders of Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of stockholders unless otherwise required by the DGCL or the Certificate of Incorporation.
The Certificate of Incorporation provides that prior to the Final Conversion Date (as defined below), the Company shall not, without the prior affirmative vote of the holders of at least a majority of the outstanding shares of Class B common stock, voting as a separate class, in addition to any other vote required by the DGCL or the Certificate of Incorporation:
•directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise, amend, repeal or adopt any provision of the Certificate of Incorporation inconsistent with, or otherwise alter, any provision of the Certificate of Incorporation that modifies the voting, conversion or other rights, powers, preferences, privileges or restrictions of the shares of Class B common stock;
•reclassify any outstanding shares of Class A common stock into shares having (i) rights as to dividends or liquidation that are senior to the Class B common stock or (ii) the right to have more than one vote per share, except as required by law;
•decrease or increase the number of authorized shares of Class B common stock or issue any shares of Class B common stock (other than shares of Class B common stock issued by the Company pursuant to the exercise or conversion of outstanding options or warrants or settlements of other outstanding equity awards); or
•authorize, or issue any shares of, any class or series of capital stock of the Company having the right to more than one vote for each share thereof other than the Class B common stock.
Additionally, the DGCL could require either holders of Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:
•if the Company were to seek to amend the Certificate of Incorporation to increase or decrease the par value of a class of the Company’s capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•if the Company were to seek to amend the Certificate of Incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of the Company’s capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.
Liquidation Rights
If the Company is involved in a liquidation, dissolution or is wound up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. The Certificate of Incorporation provides that any merger or consolidation of the Company with or into another entity must be approved by a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class, unless (i) the shares of common stock are treated equally, identically and ratably, on a per share basis and (ii) such shares are converted on a pro rata basis into shares of the surviving entity or its parent in such transaction having substantially identical rights, powers and privileges to the shares of Class A common stock and Class B common stock, respectively, in effect immediately prior to such transaction. Holders of common stock have no preemptive or conversion rights or other subscription rights.
No Preemptive or Similar Rights
Common stock is not entitled to preemptive rights, and there are no redemption or sinking fund provisions applicable to common stock.
Conversion Rights
Each share of Class B common stock will automatically convert into one share of Class A common stock on the Final Conversion Date, which is the earliest to occur of:
•the date specified by the holders of at least a majority the then outstanding shares of Class B common stock voting as a separate class;
•the date on which Andrew Pascal, the Pascal Family Trust and their respective permitted transferees collectively cease to beneficially own at least 20% of the number of shares of Class B common stock collectively held by such holders immediately following the closing of the Acies Merger; and
•the date that is nine months after the death or permanent and total disability of Andrew Pascal, provided that such date may be extended by a majority of the independent members of the Board of Directors to a date that is not longer than 18 months from the date of such death or disability, provided, however, that from the time of the death or permanent and total disability of Andrew Pascal, the voting power of such shares of Class B common stock shall only be exercised in accordance with an approved transition agreement or a person previously designated by Andrew Pascal and approved by a majority of the independent members of the Company’s Board of Directors.
In addition, a holder’s shares of Class B common stock will automatically convert into shares of Class A common stock upon (i) the affirmative written election of such stockholder, or (ii) any sale, assignment, transfer, conveyance, hypothecation, or other transfer or disposition, directly or indirectly, of any shares of Class B common stock or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation, or otherwise), including, without limitation the transfer of a share of Class B common stock to a broker or other nominee or the transfer of, or entering into a binding agreement with respect to, voting control over such share by proxy or otherwise, other than certain permitted transfers set forth in the Certificate of Incorporation.
Preferred Stock
Pursuant to the Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue from time to time shares of preferred stock in one or more series. The Board of Directors may designate the rights, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series. There were no shares of preferred stock outstanding as of December 31, 2022.
The issuance by the Company of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying, deterring, or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock. There are currently no plans to issue any shares of preferred stock.
Warrants
As of December 31, 2022, the Company had approximately 9.2 million outstanding warrants. Each such warrant is exercisable for one share of Class A common stock at an exercise price of $11.50 per share. By their terms, the currently outstanding warrants expire on June 21, 2026 at 5:00 p.m. Eastern Time, unless sooner exercised or, if applicable, redeemed by the Company in accordance with their terms.

Anti-takeover Effects of the Certificate of Incorporation and the Bylaws
The Certificate of Incorporation and Bylaws contain provisions that could have the effect of delaying, deferring, or discouraging another party from acquiring control of the Company. These provisions and certain provisions of Delaware law, which are summarized below, could discourage takeovers, coercive or otherwise.
Issuance of Undesignated Preferred Stock
The Board of Directors has the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in the Company’s control or management.
Dual Class Stock
As described above, the Certificate of Incorporation provides for a dual class common stock structure which provides Andrew Pascal with the ability to control the outcome of matters requiring stockholder approval, even though he owns significantly less than a majority of the shares of outstanding common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of the Company or its assets.
Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting
The Certificate of Incorporation provides that the Company’s stockholders may not act by written consent after the first date on which the number of outstanding shares of Class B common stock represents less than a majority of the total voting power of the then outstanding shares of capital stock of the Company that would then be entitled to vote in the election of directors at an annual meeting of the Company’s stockholders (such date, the “Voting Threshold Date”). Prior to the Voting Threshold Date, the Company’s stockholders may act by written consent only if the action is first recommended or approved by the Board of Directors. This limit on the ability of stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of common stock would not be able to amend the Bylaws or remove directors without holding a meeting of stockholders called in accordance with the Bylaws.
In addition, the Certificate of Incorporation provides that special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer, or Board of Directors acting pursuant to a resolution adopted by a majority of Board of Directors. A stockholder may not call a special meeting, which may delay the ability of the Company’s stockholders to force consideration of a proposal or for holders controlling a majority of the Company’s capital stock to take any action, including the removal of directors.
Advance Requirements for Advance Notification of Stockholder Nominations and Proposals
The Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee thereof. These advance notice procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of the Company.
Election and Removal of Directors
The Certificate of Incorporation and Bylaws contain provisions that establish specific procedures for appointing and removing members of the Board of Directors. Under the Certificate of Incorporation and Bylaws, vacancies and newly created directorships on Board of Directors may be filled only by a majority of the directors then serving on the Board of Directors. Under the Certificate of Incorporation and Bylaws, the Company’s directors may be removed from office, with or without cause, by the affirmative vote of the holders of a majority of the total voting power of all outstanding securities of the Company generally entitled to vote in the election of directors, voting together as a single class.
No Cumulative Voting
The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless the Certificate of Incorporation provides otherwise. The Certificate of Incorporation and Bylaws do not expressly provide for cumulative voting. Without cumulative voting, a minority stockholder may not be able to gain as many seats on the Board of Directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on the Board of Directors to influence Board of Directors’ decision regarding a takeover.
Amendment of Certificate of Incorporation Provisions
Certain amendments to the Certificate of Incorporation require the approval of two-thirds of the then outstanding voting power of the Company’s capital stock.
Delaware Anti-Takeover Statute

The Company is subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:
•prior to the date of the transaction, Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to the date of the transaction, the business combination is approved by Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. This provision could have an anti-takeover effect with respect to transactions Board of Directors does not approve in advance and may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
The provisions of the DGCL and the provisions of the Certificate of Incorporation and Bylaws could have the effect of discouraging others from attempting hostile takeovers and as a consequence, they might also inhibit temporary fluctuations in the market price of the Class A common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in the Company’s management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.
Exclusive Forum
The Certificate of Incorporation provides that the sole and exclusive forum for (1) any derivative action or proceeding brought on the Company’s behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of the Company’s directors, officers, or other employees to the Company or its stockholders, (3) any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL, (4) any action to interpret, apply, enforce, or determine the validity of the Certificate of Incorporation or Bylaws, or (5) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. However, this exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Securities Act or Exchange Act or any claim for which the federal district courts of the U.S. have exclusive jurisdiction.
In addition, the Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the U.S. will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.
Any person or entity purchasing or otherwise acquiring any interest in the Company’s capital stock shall be deemed to have notice of and consented to these provisions and will not be deemed to have waived the Company’s compliance with the federal securities laws and the regulations promulgated thereunder. These provisions may have the effect of discouraging lawsuits against the Company or its directors and officers.
Limitations on Liability and Indemnification of Officers and Directors
The Certificate of Incorporation provides that the Company will indemnify the Company’ directors to the fullest extent authorized or permitted by applicable law. The Company also has entered, and expects in the future to enter, into agreements to indemnify the Company’s directors, executive officers and other employees as determined by the Board of Directors. Under the Bylaws, the Company is required to indemnify each of the Company’s directors and officers if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of the Company or was serving at the Company’s request as a director, officer, employee, or agent for another entity. The Company must indemnify the Company’s officers and directors against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such action, suit or proceeding if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. The Certificate of Incorporation also requires the Company to advance expenses incurred by a director or officer in connection with such action, suit or proceeding to the maximum extent permitted under Delaware law. Any claims for indemnification by the Company’s directors and officers may reduce the Company’s available funds to satisfy successful third-party claims against the Company and may reduce the amount of money available to the Company.
Corporate Opportunities
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors, or stockholders. The Certificate of Incorporation, to the extent permitted by Delaware law, renounces any interest or expectancy that the Company has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to a member of the Board of Directors who is not an employee, or any partner, member, director, stockholder, employee, or agent of such member. Notwithstanding the foregoing, the Certificate of Incorporation does not renounce any interest in a business opportunity that is expressly offered to a director solely in his or her capacity as a director of the Company.
Transfer Agent
The transfer agent for the Company’s common stock is Continental Stock Transfer & Trust Company.